April 1, 2014

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Exterran Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 1-33078

Ladies and Gentlemen:

Set forth below are the responses of Exterran Partners, L.P. (the “Partnership”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2014, with respect to Form 10-K for Fiscal Year Ended December 31, 2013, File No. 1-33078, filed with the Commission on February 26, 2014 (the “2013 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the 2013 10-K unless otherwise specified.

Item 6. Selected Financial Data, page 34

1.                                      We note that you disclose aggregate distributable cash flow within your Selected Financial Data. To assist your common unitholders in understanding the relationship between distributable cash flow and the cash distributions that they received, please also disclose distributable cash flow attributable to common unitholders, distributable cash flow attributable to subordinated unitholders, and your assumptions in determining such measures for each period presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:              The Partnership acknowledges the Staff’s comment.  Financial Accounting Standards Board ASC 260-10-55-102 through -110 provides guidance on allocating income between multiple classes of ownership interests in a master limited partnership, but we do not believe similar guidance exists for the allocation of distributable cash flow to the various ownership interests in us.  In addition, our partnership agreement does not define how to calculate distributable cash flow attributable to either common units or subordinated units.

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The Partnership discloses distributable cash flow coverage (defined as distributable cash flow for the period divided by distributions declared to all unitholders for the period, including incentive distribution rights) including the effect of the cost caps and excluding the effect of the cost caps in Risk Factors on page 15, under Dependence on Cost Caps on page 39 and under Distributions to Unitholders on page 47. We believe this is a primary metric for performance and ability to support distribution levels as it allows management, investors and others to evaluate the company’s historical coverage of its distribution levels. It is the intent of the Partnership to generate distributable cash flow in excess of its distributions and therefore we believe a calculation assuming that all distributable cash flow is distributed to unitholders would be misleading as it creates a relatively larger allocation to the incentive distribution rights than is the intent of the Partnership.

We do believe it would be appropriate to include in Selected Financial Data in future filings with the Commission the distributable cash flow coverage information both with and without the cost caps benefit in addition to their disclosure elsewhere in the 2013 10-K as discussed in the prior paragraph. The revised disclosure would appear as follows in the below table:

	Years Ended December 31,
	2013	2012	2011	2010	2009

Distributable cash flow coverage (with the cost cap benefit) (4)	1.36x	1.29x	1.22x	1.22x	1.26x
Distributable cash flow coverage (without the cost cap benefit) (4)	1.13x	1.02x	0.78x	0.77x	1.07x

(4)                   Distributable cash flow coverage is defined as distributable cash flow for the period divided by distributions declared to all unitholders for the period, including incentive distribution rights.

In addition, we believe it would be appropriate to include in future filings with the Commission discussion of trends and significant fluctuations in the components of our distributable cash flow coverage in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The new disclosure would have appeared in our 2013 10-K as follows:

“The three year trend from 2011 to 2013 has been an increase in distributable cash flow coverage.  This is due to (a) acquisitions in each year which have positively impacted distributable cash flow through higher gross margins, partially offset by higher SG&A expenses and maintenance expenses and (b) profitability improvement initiatives including increasing the rates we charge our customers and lowering our operating cost on a per horsepower basis.  Distributable cash flow increased 31% from 2011 to 2012 and 30% from 2012 to 2013.

Our cash distributions increased due to additional shares issued each year, an increase in the distribution per unit and an increase in the distributions on incentive distribution rights as the increase in the distribution per unit has increased the incentive distribution rights percentage of the overall distribution to its highest level in accordance with our Partnership Agreement.”

Given the lack of authoritative guidance, the disclosure in our 2013 10-K of our distributable cash flow coverage, described above, the proposed addition to the Selected Financial Data shown

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above, and the proposed addition to Management’s Discussion and Analysis of Financial Condition and Results of Operations, shown above, we respectfully ask that the Staff reconsider this request.

2.                                      Please revise to include your coverage ratio of distributable cash flow per common unit to cash distributions per common unit for each year presented. Additionally, please revise your analysis of liquidity in Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss this coverage ratio. As part of your analysis, please provide management’s insights into the factors that caused this coverage ratio to vary giving due effect to the variability in cash flow of such assets. Please also discuss any trends or significant fluctuations in the coverage ratio across the three-year period presented. Finally, we note your discussion on page 47 of “distributable cash flow coverage” without the benefit of the cost caps in the Omnibus Agreement. Please also disclose your coverage ratio of distributable cash flow per common unit to cash distributions per common unit without the benefit of the costs caps. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:              The Partnership acknowledges the Staff’s comment.  As discussed in our response to comment #1 above, there is no authoritative guidance for the calculation of distributable cash flow per common unit and we believe such a presentation would be misleading.  As a result, we do not believe it is appropriate for us to calculate the ratio of distributable cash flow per common unit to cash distributions per common unit and the ratio of distributable cash flow per common unit to cash distributions per common unit without the benefit of the cost caps.  We respectfully ask the Staff to reconsider this request.

3.                                      To assist your common unitholders in assessing the likelihood that future distributions may be characterized as being made out of capital versus operating surplus, please revise to disclose the amount of operating surplus less cumulative distributions from the date of your IPO as of the end of each period presented. If this measure is less than the preceding aggregate quarterly distribution, please include a discussion of the risk of a future distribution being characterized as a capital surplus distribution in Management’s Discussion and Analysis of Financial Condition and Results of Operations and how such characterization would affect expected future distributions to common unitholders. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:              The Partnership acknowledges the Staff’s comment.  Since our initial public offering (“IPO”), all distributions to unitholders have been made from operating surplus.  In addition, as of December 31, 2013, our operating surplus less cumulative distributions was approximately $163 million.  We do not anticipate we will make any distributions from capital surplus.  Because all distributions to-date have been from operating surplus and given our substantial excess operating surplus available for future distributions we do not believe it is necessary to disclose the risk of a future distribution being characterized as a capital surplus distribution in Management’s Discussion and Analysis of Financial Condition and Results of Operations and how such characterization would affect future distributions to common

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unitholders. In addition, given our substantial excess operating surplus over cumulative distributions, we do not believe that the disclosure of such number on a periodic basis is meaningful to an investor. If the Staff believes such disclosure is meaningful, the Partnership respectfully requests that the Staff allow us to address this comment in future filings with the Commission.

If we had disclosed the operating surplus less cumulative distributions from the date of our IPO in Selected Financial Data on page 34 of our 2013 10-K, it would appear as follows in the below table (thousands of $):

	Years Ended December 31,
	2013	2012	2011	2010	2009

Operating surplus less cumulative distributions (3)	$163,199	$116,265	$87,229	$81,027	$55,098

(3)      Operating surplus is defined in the Partnership Agreement.

Non-GAAP Financial Measures, page 35

4.                                      Please tell us your consideration of reconciling cash flows from operating activities to distributable cash flow. In this regard, we note you provide a reconciling table in Exhibit 99.1 to Form 8-K filed February 25, 2014 with accompanying disclosure that management uses distributable cash flow as a significant liquidity metric to compare basic cash flows to the cash distributions you expect to pay your unitholders.

RESPONSE:              The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment in future filings with the Commission. We believe that distributable cash flow is a measure of operating performance and liquidity. Based on how we define distributable cash flow, including the uses and composition of this measurement, we believe its most directly comparable financial measure calculated and presented in accordance with GAAP is net income. The reconciliation from net income to distributable cash flow in our 2013 10-K reflects this conclusion. The reconciling table in Exhibit 99.1 to Form 8-K filed February 25, 2014 includes reconciliations from net income to distributable cash flow and cash flow from operating activities to distributable cash flow. Although we believe that net income is the most comparable measure to distributable cash flow, we recognize that cash flow from operating activities is also a comparable measure to distributable cash flow, and therefore, acknowledge that reconciliation of this non-GAAP financial measure to net cash provided by operating activities may provide additional useful information.  In future filings with the commission, we will reconcile distributable cash flow to both net income and net cash provided by operating activities.

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The below table shows the revisions that would have applied to the 2013 10-K on page 37:

	Years Ended December 31,
	2013	2012	2011	2010	2009
Net cash provided by operating activities	$158,286	$125,217	$80,090	$43,682	$55,936
(Provision for) benefit from doubtful accounts	25	(494)	(83)	(1,292)	(627)
Cap on operating and selling, general and administrative costs provided by Exterran Holdings	25,180	24,758	32,397	24,720	7,798
Expensed acquisition costs	575	695	514	356	803
Other expensed costs	246	—	—	—	—
Payments for settlement of interest rate swaps that include financing elements	(2,207)	—	—	—	—
Maintenance capital expenditures	(41,401)	(38,368)	(28,861)	(15,898)	(12,585)
Change in assets and liabilities	12,272	6,158	6,227	15,263	(1,516)
Distributable cash flow	$152,976	$117,966	$90,284	$66,831	$49,809

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

5.                                     We note your disclosure in Selected Financial Data of the amount of maintenance capital expenditures and the amount of expansion capital expenditures each year as well as your discussion of maintenance and expansion capital expenditures under Capital Requirements beginning on page 44. For each of the three years presented in the financial statements, please provide management’s insight into any trends or significant fluctuations in each of these types of capital expenditures. Where you disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus expansion capital expenditures, please provide examples of each. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:              The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment in future filings with the Commission. Below is what our disclosure would have looked like had we incorporated each of the items requested by the Staff in our 2013 10-K:

Footnotes (4) and (5) to Item 6. Selected Financial Data on page 35 would read as follows (proposed new text in italics):

“(4)                           Expansion capital expenditures are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification.  Substantially all of our expansion capital expenditures are related to the acquisition cost of new compressor units that we add to our fleet.  In addition to the cost of new compressor units, expansion capital expenditures can also include the upgrading of major components on an existing compressor unit

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where the current configuration of the compressor unit is no longer in demand and the compressor unit is not likely to return to an operating status without the capital expenditures.  These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used in applications that it previously was not suited for.”

“(5)         Maintenance capital expenditures are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.  Maintenance capital expenditures are related to the major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a like new condition, but do not modify the applications that the compressor unit was designed for.”

The first two paragraphs of Capital Requirements on page 44 would be expanded to five paragraphs and would read as follows (proposed new text in italics):

“Capital Requirements. The natural gas compression business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital spending is dependent on the demand for our services and the availability of the type of compression equipment required for us to render those services to our customers. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of, the following:

•      maintenance capital expenditures, which are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets; and

•      expansion capital expenditures, which are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue generating capabilities of existing or new assets, whether through construction, acquisition or modification.

Maintenance capital expenditures are related to the major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a like new condition, but do not modify the applications that the compressor unit was designed for. Substantially all of our expansion capital expenditures are related to the acquisition cost of new compressor units that we add to our fleet.  In addition to the cost of new compressor units, expansion capital expenditures can also include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor is not likely to return to an operating status without the capital expenditures.  These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used in applications that it previously was not suited for.

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Maintenance capital expenditures were $41.4 million, $38.4 million and $28.9 million in the years ended December 31, 2013, 2012 and 2011, respectively.  The increase in maintenance capital expenditures is primarily related to the growth of our compressor unit fleet which consisted of 1.4 million of operating horsepower at the beginning of 2011 and consisted of 2.3 million of operating horsepower at the end of 2013.  We intend to continue to grow our business both organically and through acquisitions.  We have completed an acquisition from Exterran Holdings in each year since our initial public offering in 2006 through 2013.  If we are successful in growing our business in the future, we would expect our maintenance capital expenditures to continue to increase.

Expansion capital expenditures were $126.6 million, $119.5 million and $21.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.  This increase in expansion capital expenditures over the last three years has been driven primarily by increased demand for natural gas compression in certain shale plays and areas focused on the production of oil and natural gas liquids. This activity has increased the utilization of our compressor units that are more suitable to these plays.  As a result, we have increased our capital expenditures in 2013 and 2012 to acquire new compressor units that are able to meet this demand.  As we believe there will continue to be a high level of activity in certain U.S. areas focused on the production of oil and natural gas liquids, we anticipate investing more capital in new fleet units in 2014 than we did in 2013.

Without giving effect to any equipment we may acquire pursuant to any future acquisitions, we currently plan to make approximately $45 million to $50 million in equipment maintenance capital expenditures during 2014. Exterran Holdings manages its and our respective U.S. fleets as one pool of compression equipment from which we can each readily fulfill our respective customers’ service needs. When we or Exterran Holdings are advised of a contract operations services opportunity, Exterran Holdings reviews both our and its fleet for an available and appropriate compressor unit. The majority of the idle compression equipment required for servicing these contract operations services has been and is currently held by Exterran Holdings. Under the Omnibus Agreement, the owner of the equipment being transferred is required to pay the costs associated with making the idle equipment suitable for the proposed customer and then has generally leased the equipment to the recipient of the equipment or exchanged the equipment for other equipment of the recipient. Because Exterran Holdings has owned the majority of such equipment, Exterran Holdings has generally had to bear a larger portion of the maintenance capital expenditures associated with making transferred equipment ready for service. For equipment that is then leased, the maintenance capital cost is a component of the lease rate that is paid under the lease. As we acquire more compression equipment, we expect that more of our equipment will be available to satisfy our or Exterran Holdings’ customer

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requirements. As a result, we expect that our maintenance capital expenditures will continue to increase (and that lease expense will be reduced).”

6.                                      Please tell us and disclose whether you incurred any capital expenditures that had elements of both maintenance capital expenditures and expansion capital expenditures. For example, an expenditure that maintained operating capacity but increased operating income or cash flow. If so, please revise your disclosure to include your accounting policy for classifying capital expenditures with elements of both maintenance capital expenditures and expansion capital expenditures and quantify the portion allocated to expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:         The Partnership acknowledges the Staff’s comment.  We have not incurred any capital expenditures that have elements of both maintenance capital expenditures and expansion capital expenditures.

Consolidated Financial Statements, page F-1

8. Accounting for Derivatives, page F-21

Interest Rate Risk, page F-21

7.                                      With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the May 2013 amendment to your interest rate swap agreements with a notional value of $250 million. Please address your accounting for both the de-designation/termination of the original hedge relationship and your accounting for the new hedge relationship, including recognition of a $9.2 million unrealized gain in accumulated other comprehensive income at inception of the new hedge relationship.

RESPONSE:         The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment in future filings with the Commission.  After receiving the comment from the Staff, the Partnership reexamined its disclosure with respect to the May 2013 amendment to the interest rate swaps.  In doing so, the Partnership has identified a portion of the disclosure that may have caused confusion as to how the transaction was accounted for.

For the accounting of the de-designation of the original hedge relationship, the Partnership relied on the guidance of ASC 815-30-40-1 through -6.  The effective portion of the net derivative loss on the date of de-designation continued to be reported in accumulated other comprehensive income (“AOCI”).  This amount reported in AOCI associated with the original hedge relationships will be reclassified to earnings as the designated forecasted transaction occurs.  The fair value of the interest rate swap agreements at the date of de-designation was a liability of $8.8 million, and the amount in AOCI recorded on the date of de-designation was $8.8 million.

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During the year ended December 31, 2013, the Partnership reclassified $2.5 million of losses from these terminated interest rate swaps into interest expense.

The Partnership relied on the guidance of ASC 815-20-25-1 through -16 for the qualifying criteria of the new designation and ASC 815-30-35-10 through -30 for the subsequent ineffectiveness measurement calculations under the hypothetical derivative method.  The fair value of the derivative instruments on the date of designation was a liability of $9.2 million. The $0.4 million difference in the value of the swaps at termination and the value of the new swaps at inception was treated as an inception loss and recognized immediately in interest expense.

The amount reported in AOCI for the interest rate swaps at December 31, 2013 is comprised of (A) the unamortized AOCI balance from the de-designated hedge relationships and (B) the effective portion of the change in fair value of the new hedge relationships.  As a matter of hedge accounting mechanics, the Partnership calculates the change in fair value of the new hedge relationships by comparing the value of the derivatives at designation to the current fair value of the derivatives at period end and this resulting difference, adjusted for expired periods, represents the change in AOCI for the newly designated derivatives.  The following table shows that calculation at December 31, 2013:

Derivative Fair Value, in millions:

Asset / (Liability)

Derivative Value at Designation	(9.2)	W

Expiry of Inception Value from Inception to 12/31/13	(2.2)	X

Remaining Designation Fair Value at 12/31/13	(7.0)	W-X=Y

Derivative Fair Value at 12/31/13	(3.1)	Z

Change in Fair Value Since New Designation**	3.9	Z-Y=B

**No ineffectiveness was recorded at 12/31/13, and $3.9M of income was recorded in AOCI.

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In an effort to provide more transparency regarding the change in AOCI balances after the new hedge designation, the Partnership disclosed some values referenced in the above table.  The characterization of the inception gain recognized in AOCI was not representative of the entire net impact, and instead this amount represents the derivative value at designation and this amount is used in the calculation of post-designation gains recorded to AOCI.  For the avoidance of doubt, the Partnership has not recorded any net inception gain in AOCI at inception and the values reported in the financial statements were accurate.  In retrospect, the additional disclosures did not provide meaningful information to users in isolation and may have resulted in confusion.  As the specific disclosures were not required, the Partnership will eliminate the following sentences in future filings with the Commission.

“Upon the designation of the new hedge relationships, we recorded an inception gain of $9.2 million in accumulated other comprehensive income (loss), which is being amortized into interest expense over the terms of the new hedge relationships. During the year ended December 31, 2013, we reclassified $2.2 million of pre-tax inception gains from these new hedge relationships into interest expense.  We estimate that $3.4 million of deferred pre-tax inception gains from these new hedge relationships will be amortized into interest expense during the next twelve months.”

In addition, in future filings the following clarification will be added at the end of the paragraph in question, regarding the future amortization of the AOCI in place at the time of de-designation:

“The $3.7 million of amortization for the next twelve months is included in the overall estimate of $3.4 million of deferred losses expected to be amortized out of the consolidated AOCI balance during the next twelve months.”

11. Income Taxes, page F-24

8.                                      We note your disclosure on page 49 of Management’s Discussion and Analysis of Financial Condition and Results of Operations under Contingencies that you have recorded $5.3 million and $5.4 million of accruals for tax contingencies as of December 31, 2013 and 2012. Please tell us whether these tax contingencies relate to income taxes or other taxes that are not income based. If the contingencies relate to income taxes, please help us understand why these accruals are not part of your unrecognized tax benefits at December 31, 2013 and 2012 as disclosed at the bottom of page F-24. If the accruals relate to taxes that are not income based, please revise your disclosure on page 49 of Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify accordingly as the context of the disclosure suggests that these accruals are income tax related.

RESPONSE:         The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment in future filings with the Commission.  The accruals for tax contingencies on page 49 of Management’s Discussion and Analysis of Financial

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Condition and Results of Operations of $5.3 million and $5.4 million as of December 31, 2013 and 2012, respectively, relate to both taxes that are income based and taxes that are not income based.

As of December 31, 2013 and 2012, $0.6 million and $0.5 million, respectively, of the amounts shown on page 49 as accruals for tax contingencies were accrued for taxes based on income.  These are the amounts disclosed at the bottom of page F-24 as unrecognized tax benefits associated with uncertain tax positions.

As of December 31, 2013 and 2012, $4.7 million and $4.9 million, respectively, of the amounts shown on page 49 as accruals for tax contingencies were accrued for taxes that are not based on income.

We would propose the following language in future filings to clarify this distinction (proposed new text in italics):

“Contingencies

The impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. We regularly assess and, if required, establish accruals for income tax and non-income based tax contingencies pursuant to the applicable accounting standards that could result from assessments of additional tax by taxing jurisdictions where we operate. The tax contingencies are subject to a significant amount of judgment and are reviewed and adjusted on a quarterly basis in light of changing facts and circumstances considering the outcome expected by management. As of December 31, 2013 and 2012, we had recorded approximately $5.3 million and $5.4 million (including penalties and interest), respectively, of accruals for tax contingencies. Of these amounts, $0.6 million and $0.5 million, respectively, are accrued for income taxes and $4.7 million and $4.9 million, respectively, are accrued for non-income based taxes.  If our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known.”

13. Commitments and Contingencies, page F-25

9.                                      Please tell us how you have complied with ASC 450-20-50-4.b. with respect to your disclosure regarding contingent losses from non-income-based state and local tax audits. In this regard, we do not believe your disclosure that: “[You] do not believe any such payments would be material to [your] consolidated financial position but cannot provide assurance that the resolution of an audit would not be material to [your] results of operations or cash flows for the period in which the resolution occurs” meets

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the disclosure requirement for quantifying reasonably possible losses in excess of the amount accrued.

RESPONSE:                            The Partnership acknowledges the Staff’s comment.  As discussed in the response to comment #8 above, we do have amounts accrued for tax contingencies that are non-income based taxes.  We accrue for these taxes when it is both probable that a liability has been incurred and it can be reasonably estimated.  The Partnership has accrued for all tax audit liabilities where we believe a liability is probable and estimable. The paragraph in Commitments and Contingencies on page F-26 was intended to cover unasserted claims from future potential non-income based tax audits.  We do not have any unasserted claims related to non-income based tax audits that we believe are probable of assertion.  However, this may not be clear to the reader and therefore we would propose to amend future filings with the Commission as follows (proposed new text in italics):

“We are subject to a number of state and local taxes that are not income-based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of December 31, 2013 and 2012, we have accrued $4.7 million and $4.9 million, respectively, for the outcomes of non-income based tax audits.  We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim.  We do not have any unasserted claims from non-income based tax audits that we have determined are probable of assertion.  We also believe the likelihood is remote that the impact of potential unasserted claims from non-income based tax audits could be material to our consolidated financial position, but it is possible that the resolution of future audits could be material to our results of operations or cash flows for the period in which the resolution occurs.”

We acknowledge that the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *                                         *                                         *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EXTERRAN PARTNERS, L.P.

	By:	/s/ David S. Miller
	Name:	David S. Miller
	Title:	Senior Vice President and Chief Financial Officer
Enclosures

cc:                                Douglas E. McWilliams